Monthly Report - April, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,146,706        9,194,656
Change in unrealized gain (loss) on open          (1,019,638)      (4,254,993)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury             (6,603)              935
      obligations
   Change in unrealized gain (loss) from U.S.             926          135,686
      Treasury obligations
Interest Income 			              339,276        1,302,102
Foreign exchange gain (loss) on margin deposits       (9,945)        (106,242)
				                 ------------    -------------
Total: Income 				            2,450,722        6,272,144

Expenses:
   Brokerage commissions 		              681,101        2,730,811
   Management fee 			               51,484          198,517
   20.0% New Trading Profit Share 	               68,064          138,936
   Custody fees 		       	                    0            7,954
   Administrative expense 	       	               83,780          334,861
					         ------------    -------------
Total: Expenses 		                      884,429        3,411,079
Net Income(Loss)			   $        1,566,293        2,861,065
for April, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (132,845.817    $     3,956,659    167,468,053    171,424,712
units) at March 31, 2019
Addition of 		 	          1,265        569,697        570,962
343.917 units on April 1, 2019
Redemption of 		 	              0    (5,565,499)    (5,565,499)
(4,571.236) units on  April 30, 2019*
Net Income (Loss)               $        53,248      1,513,045      1,566,293
for April, 2019
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2019
(128,662.866 units inclusive
of 44.368 additional units) 	      4,011,172    163,985,296    167,996,468
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2019 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    0.82% 	     1.26%  $  1,200.34	  104,545.984 $   125,490,724
Series 3    1.00% 	     2.37%  $  1,693.25	   19,172.065 $    32,463,092
Series 4    1.35% 	     3.38%  $  2,138.38	    3,915.574 $     8,373,004
Series 5    0.95% 	     2.05%  $  1,622.21	    1,029.243 $     1,669,648

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					May 10, 2019
Dear Investor:

Gains from trading stock index, interest rate and energy futures outpaced a small loss from trading foreign exchange forwards. Trading of non-energy futures was flat.

With the global monetary policy environment becoming more accommodative; with concerns about a growth slowdown tempered by better performance in the U.S. and China; and with corporate profits outperforming expectations equity futures generally advanced during April. Long positions in Chinese, Hong Kong, Singaporean, Australian, Canadian, French and emerging market stock index futures, and trading of U.S. futures were profitable. A short vix position was also quite profitable. On the other hand, losses on short positions in German, British, Spanish, Italian, Korean, Japanese, the EURO STOXX 50 and the EAFE indices produced partially offsetting losses.

Trading of interest rate futures was mixed though fractionally positive. Short positions in Japanese and Canadian bond futures and U.S. 2-, 5- and 10-year note futures were profitable. Long positions in Australian, French, Italian and U.S. bond futures were also profitable. Meanwhile, long positions in U.K. bond and short-term interest rate futures; and trading of the short-term-Eurodollar future registered partially offsetting losses.

Energy prices were underpinned by news that the U.S. would end waivers on Iranian crude oil exports, by the continued OPEC effort to curtail production, and by the impact of the Libyan crisis on production. Long positions in Brent crude and RBOB gasoline produced profits that fractionally outdistanced losses from short London gas oil and heating oil positions and from trading WTI crude and natural gas.

Foreign exchange results were mixed and marginally unprofitable as the U.S. dollar rose slightly. Long dollar positions versus the Swiss franc, Norwegian krone and Swedish krona were profitable, as was a long euro position against the Swedish currency. Long Mexican peso and Russian ruble trades versus the dollar were profitable as well. Conversely, short dollar trades against the currencies of Australia, New Zealand, the U.K. and Brazil were unprofitable. A long dollar/short euro trade was unprofitable too.

Among non-energy commodities, losses from short corn and long soybean and soybean meal positions were countered by profits from a short coffee position and from trading of livestock futures.



			    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman